June 26, 2012

VIA EDGAR

Hugh West, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	TFS Financial Corporation
File No. 001-33390
Form 10-K for the fiscal year ended September 30, 2011
Form 10-Q for the quarter ended March 31, 2012

Dear Mr. West:

TFS Financial Corporation (the “Company”, or “we”, or “our”, or “us”) has received the June 12, 2012 comment letter (the “Letter”) from the Securities and Exchange Commission (the “SEC”) with respect to the filings referenced above (the “Filings”). The Company is the sole shareholder of Third Federal Savings and Loan Association of Cleveland (the “Association”).

Our response to each comment is set forth below. For the convenience of the SEC staff, we have repeated each comment, followed by our response, in the order and according to the numbers assigned in the Letter.

* * * * *

Form 10-K for the Fiscal Year Ended September 30, 2011

Residential Mortgage Loans, page 9

SEC Comment No. 1 – “We note your response to prior comment one in our letter dated November 22, 2011 that you receive refreshed credit profile information on each borrower and consider this information in your allowance for loan loss methodology. We also note that you do not require private mortgage insurance on adjustable-rate first mortgage loans that meet enhanced credit qualification parameters with loan-to-value (LTV) ratios of up to 85% and you perform a credit evaluation on “Smart Rate” borrowers when they wish to relock their rate, which can be an unlimited number of times if eligible. Please tell us whether you have weighted-average LTVs based on current property values and refreshed FICO scores for your residential mortgage portfolios. If so, please revise your disclosure in future filings to include current weighted-average LTVs and refreshed FICO scores by loan class on a disaggregated basis similar to your home equity lines of credit disclosures on page 14.”

TFS Financial Corporation Response – Inasmuch as the vast majority of our first mortgage loan portfolio is comprised of performing loans, TFS does not currently obtain updated property values on first mortgage loans except for those loans that are reviewed for delinquency, and

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hence we do not have weighted average LTVs based on current property values. In our response to prior comment one in your letter dated November 22, 2011, we advised you that we obtained refreshed credit scores for borrowers in our home equity lending portfolio. However, we do not currently obtain refreshed credit scores for borrowers in our residential first-mortgage loan portfolio.

Allocation of Allowance for Loan Losses, page 29

SEC Comment No. 2 – “We note your disclosure on page 33 that you reclassified a portion of the specific valuation allowance (SVA) to the individually allocated general valuation allowance (GVA) as of September 30, 2011, 2010, and 2009. We also note your definition of GVA beginning on page 25 and that it includes the allowance on individually reviewed loans dependent on cash flows, like performing TDRs, and a portion of the allowance that represents further deterioration in the fair value not supported by an appraisal. Please address the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Clarify whether the allowance due to further deterioration in fair value that is not supported by an appraisal is for impaired loans measured on a loan-by-loan basis. If so, tell us why this amount was reallocated and included in your general allowance instead of your allowance determined under ASC 310-10-35.

b)	Confirm you measure TDRs, performing and non-performing, for impairment under ASC 310-10-35, either based on the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the loan’s observable market price or fair value of the collateral, if it is a collateral-dependent loan.

c)	We note your disclosure on page 103 that some TDRs are removed from impaired loans after one year when the TDR was modified to yield a market rate for a loan of similar credit risk. Tell us and revise to disclose in your future filings the amount of TDRs removed from impaired loans during Fiscal 2011 and the six-months ended March 31, 2012. In addition, clarify whether these are the loans you refer to in your definition of general allowance on pages 25 and 26 that are individually reviewed and measured for impairment based on the present value of expected future cash flows.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)

The portion of the allowance that represents further deterioration in fair value that is not supported by an appraisal is for impaired loans measured on a loan-by-loan basis according to the provisions of ASC 310-10-35. Pursuant to the Interagency Policy Statement on the Allowance for Loan and Lease Losses (OCC 2006-47), specifically Attachment B Question #10, charge-offs (or prior to November 2011, specific valuation allowances) are recognized for confirmed losses equal to the excess of the loan’s unpaid principal balance over the most recent appraised value less costs to sell. Additionally, per this policy statement, when the consideration of other factors results in estimates of fair value less than the appraised values of collateral, the additional probable losses are appropriately included in the institution’s loan loss allowance. The amounts reallocated and included in our individually allocated general valuation allowance represent additional

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unconfirmed but probable losses based on the estimated fair values of collateral derived from evidence obtained subsequent to the most recent appraisals, such as home price index data. If an updated appraisal confirms an additional loss, an additional charge-off (or prior to November 2011, an increase to the SVA) is then recognized. At September 30, 2011, the individually allocated general valuation allowance that represented estimated further deterioration in fair value was $394 thousand.

b)	We confirm that we measure TDRs, performing and non-performing, for impairment based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or based on the fair value of the collateral, if it is a collateral-dependent loan, as permitted under ASC 310-10-35. This was disclosed in our Form 10-K for the fiscal year ended September 30, 2011 10-K on page 103 and in our Form 10-Q for the quarterly period ended March 31, 2012 on page 15.

c)	We advise you that no TDRs were removed from impaired loans during either the fiscal year ended September 30, 2011 or the six months ended March 31, 2012, since none met the policy criteria. We further advise you that future filings will be revised to disclose the amount of TDRs removed from impaired loans during the applicable reporting periods. Additionally, we advise you that loans reported as TDRs, not evaluated based on collateral, at the end of each period were the loans that we referred to in our definition of general allowance on pages 25 and 26 that were individually reviewed and measured for impairment based on the present value of expected future cash flows.

Notes to Consolidated Financial Statements

Note 5. Loans and Allowance for Loan Losses, page 109

SEC Comment No. 3 – “We note your disclosure on page 113 that the majority of your Home Today loans are covered by private mortgage insurance provided by PMI Mortgage Insurance Co. (PMIC), which will pay only 50% of claim amounts in cash, with the rest deferred. We also note your disclosure on page 11 regarding your pool insurance coverage on your qualifying high loan-to-value (LTV) loan portfolio along with the disclosure on page 132 regarding your reinsurance contracts with two primary mortgage insurance companies. Given the potential credit exposure in this area, please quantify the amount and/or percentage of your loans in your portfolio covered by mortgage insurance provided by PMIC. Also tell us whether you have any other loans covered by mortgage insurers that are deferring claim payments or that you have assessed as being non-investment grade.”

TFS Financial Corporation Response – The amount of loans in our owned portfolio covered by mortgage insurance provided by PMIC as of September 30, 2012 was $386 million of which $332 million was current. No other loans were covered by mortgage insurers that were deferring claim payments or which we assessed as being non-investment grade. Future filings will include this additional data.

Note 6. Mortgage Loan Servicing Assets, page 118

SEC Comment No. 4 – “We note your disclosure regarding residential mortgage servicing assets (MSRs) and the sensitivity of the current fair value to immediate adverse changes in key assumptions. We also note your tabular disclosure on page 119 of the activity in the MSRs during the year. In an effort to provide greater transparency on the MSR changes and your

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measurement for impairment, please address the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Revise your future filings to present the MSR roll forward gross with a separate roll-forward of the valuation allowance;

b)	Tell us whether you use instruments to mitigate the income statement effect of changes in fair value of the servicing assets; and

c)	Revise your future filings to include the weighted-average life used in the valuation of MSRs.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	Future Form 10-K filings will be revised to present the MSR roll forward on a gross basis with a separate roll forward of the valuation allowance in a format that is expected to be similar to the following table.

Activity in mortgage servicing assets is summarized as follows:

	Year Ended September 30, 2012
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance – beginning of year	$28,919	$—	$28,919
Additions from loan securitizations/sales			—
Amortization			—
Net change in valuation allowance			—

Balance – end of year		—

Fair value of capitalized amounts

	Year Ended September 30, 2011
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance – beginning of year	$38,676	$(18)	$38,658
Additions from loan securitizations/sales	137		137
Amortization	(9,894)		(9,894)
Net change in valuation allowance		18	18

Balance – end of year	$28,919	$—	$28,919

Fair value of capitalized amounts			$40,654

	Year Ended September 30, 2010
	Mortgage Servicing Asset	Valuation Allowance	Net
Balance – beginning of year	$41,426	$(51)	$41,375
Additions from loan securitizations/sales	6,638		6,638
Amortization	(9,388)		(9,388)
Net change in valuation allowance		33	33

Balance – end of year	$38,676	$(18)	$38,658

Fair value of capitalized amounts			$47,733

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b)	We do not use any instruments to mitigate the income statement effect of changes in fair value of the servicing assets

c)	Future Form 10-K filings will be revised to include a discussion of the weighted-average life used in the valuation of MSRs. As of the fiscal year ended September 30, 2011 the weighted-average life used in the valuation of MSRs was 3.1 years.

SEC Comment No. 5 – “In addition to our comment above, we note your discount rate and annual cost to service loans assumptions have not changed in the past three fiscal years and your prepayment speed assumption has only fluctuated from 24.8% at September 30, 2009 to 24.3% at September 30, 2011. While interest rates have been low over the past three fiscal years, we note there have been periods of greater decline that could trigger an impairment of MSRs. Discuss here, or in MD&A, how your key economic assumptions are determined for your valuation of MSRs and whether you have recorded any impairment in the past three fiscal years.”

TFS Financial Corporation Response – Future Form 10-K filings will be revised to include a discussion, similar to the following example (with new discussion italicized and underlined; prior/existing discussion italicized only), which describes how key economic assumptions are determined for the valuation of MSRs. Additionally, the amount of impairments recorded during the last three fiscal years will be included as part of the roll forward schedule provided in response 4.a) above.

Key economic assumptions and the sensitivity of the current fair value of mortgage loan servicing assets to immediate 10% and 20% adverse changes in those assumptions are as presented in the following table. The three key economic assumptions that impact the valuation of the mortgage loan servicing rights are: (1) the prepayment speed, or how long the MSR will be outstanding; (2) the estimate of servicing costs that will be incurred in fulfilling the MSR responsibilities; and (3) the discount factor applied to future net cash flows to convert them to present value. The Company established these factors based on independent analysis of our portfolio and reviews these assumptions periodically to ensure that they reasonably reflect current market conditions and our loan portfolio experience. Additionally, to confirm the appropriateness of the Company’s mortgage loan servicing rights valuation, an independent third party is engaged to value our mortgage loan servicing rights portfolio. The results of the third party valuation are compared and reconciled to the Company’s valuation, thereby validating the Company’s approach and assumptions.

Servicing assets are evaluated periodically for impairment based on the fair value of those rights. Seventeen risk tranches are used in evaluating servicing rights for impairment, segregated primarily by interest rate stratum within original term to maturity categories with additional strata for less uniform account types.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Unaudited Interim Consolidated Financial Statements

Note 3. Investment Securities, page 8

SEC Comment No. 6 – “Please revise your future filings to include a table of your investment securities in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Refer to ASC 320-10-50-7.”

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TFS Financial Corporation Response – Future Form 10-Q filings will be revised to include a table of our investment securities in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. This information is included in our Form 10-K filings. Presented below is a table that provides the requested information as of March 31, 2012 and September 30, 2011 (dollar amounts are in thousands).

	March 31, 2012
	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Available for sale—REMICs	$1,295	$5	$0	$0	$1,295	$5
Held to maturity—REMICs	82,734	395	11,388	35	94,122	430

Total	$84,029	$400	$11,388	$35	$95,417	$435

	September 30, 2011
	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
Held to maturity—REMICs	$5,961	$29	$11,353	$29	$17,314	$58

Total	$5,961	$29	$11,353	$29	$17,314	$58

Note 4. Loans and Allowance for Loan Losses, page 9

SEC Comment No. 7 – “We note your disclosure that during the quarterly period ended December 31, 2011 you changed your charge-off policy to charge-off the SVA established on collateral-dependent loans. You state this change decreased your allowance for loan losses, nonaccrual status loans, and loan delinquencies as of December 31, 2011. We also note your disclosures beginning on page 38 that your GVA and MVA work together and your MVA has decreased significantly from September 30, 2011. Please address the following (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	Confirm that the changes made to your charge-off policy during the first quarter did not impact your allowance for loan losses methodology.

b)	Explain why the large charge-offs of SVAs impacted the GVA and MVA during the six-months ended March 31, 2012 considering you stated in the response to comment 17 included in your letter to the staff dated August 15, 2011 that your allowance methodology considered SVAs in your historical charge-off analysis. In addition, address the reason for the reallocation of the allowance between the GVA and MVA components for residential non-Home Today portfolio as described on page 38 due to improvements in delinquency statistics that were offset by higher net-charge offs.”

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TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)	We confirm that the changes made to the charge-off policy during the quarter ended December 31, 2011 did not impact our allowance for loan loss methodology.

b)	The large charge-offs of SVAs did not impact the GVA and MVA. The GVA is calculated by applying factors to the population of loans not individually reviewed. In determining the factors, we have always taken into account historical losses resulting from charge-offs and SVAs. Therefore, when we recorded large charge-offs at December 31, 2011, it did not impact the calculation of the allowance, but reduced the SVA. Because the non-Home Today portfolio continues to grow, the factors are applied to a higher balance resulting in a higher GVA. As we continue to experience higher estimated loss rates, the factors applied to the remaining population continue to be larger. Finally, as delinquencies continue to decrease, the MVA is decreasing.

SEC Comment No. 8 – “We note your nonaccrual policies for loans and home equity loans and lines of credit on page 10; specifically where you classify a home equity loan or line of credit as nonaccrual when the first mortgage is more than 180 days past due. Please explain why you set the nonaccrual policy for home equity loans and lines of credit at 180 days past due when you place first mortgage loans you own on nonaccrual at 90 days past due.”

TFS Financial Corporation Response – We consider first mortgage loans to be impaired and subject to a collateral dependency review when they are 180 days past due, at which time management has determined it appropriate to classify the performing related junior lien as non-accrual. Additionally, we advise you that all loans, including both home equity loans and lines of credits as well as first mortgage loans are placed in nonaccrual status when they are contractually 90 or more days past due.

SEC Comment No. 9 – “We note your impaired loans in the table presented on page 14 and that the recorded investment and related unpaid principal balance at March 31, 2012 totaled $268.2 million and $269.6 million, respectively. We also note your disclosure on page 41 that the amount of charge-offs recorded during the six months ended March 31, 2012 related to the SVA as of September 30, 2011 were $55.5 million. The recorded investment should reflect any direct write-down of the investment as defined in the ASC 310-10. Please tell us whether the recorded investment in impaired loans includes the charge-offs related to loans with SVA and confirm that your unpaid principal balance does not.”

TFS Financial Corporation Response – As disclosed, in an October 2011 directive, the Office of the Comptroller of the Currency required all specific valuation allowances (“SVA”) on collateral dependent loans maintained by savings institutions to be charged off by March 31, 2012. As permitted, the Company elected to early-adopt this methodology effective for the quarter ended December 31, 2011. At March 31, 2012 and December 31, 2011, both the recorded investments and the related unpaid principal balances were reduced by the amount of charge-offs that had been recorded with respect to individual loans. The unpaid principal balances should not have been reduced by the partial charge-offs on impaired loans pursuant to ASC 310-10-50-16. The following table presents the unpaid principal balances of impaired loans at March 31, 2012 and December 31, 2011, as originally reported in our Form 10-Q for the quarters then ended, and as corrected to reflect the inclusion of partial loan charge-offs on impaired loans.

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	March 31, 2012		December 31, 2011
	Unpaid Principal Balance		Unpaid Principal Balance
	As Originally Reported	As Adjusted	As Originally Reported	As Adjusted
With no related allowance recorded:
Residential non-Home Today	$77,201	$103,414	$77,979	$101,944
Residential Home Today	40,103	65,087	44,738	66,844
Home equity loans and lines of credit	14,850	22,444	21,352	30,237
Construction	457	768	857	1,303
Consumer	—	—	—	—

Total	$132,611	$191,713	$144,926	$200,328

With an allowance recorded:
Residential non-Home Today	$61,973	$61,973	$60,936	$60,936
Residential Home Today	68,638	68,712	69,087	69,087
Home equity loans and lines of credit	5,571	7,017	3,270	3,471
Construction	854	854	1,720	1,720
Consumer	—	—	—	—

Total	$137,036	$138,556	$135,013	$135,214

Total impaired loans
Residential non-Home Today	$139,174	$165,387	$138,915	$162,880
Residential Home Today	108,741	133,799	113,825	135,931
Home equity loans and lines of credit	20,421	29,461	24,622	33,708
Construction	1,311	1,622	2,577	3,023
Consumer	—	—	—	—

Total	$269,647	$330,269	$279,939	$335,542

In evaluating the impact of this misstatement on our financial statements, the Company considered the following factors:

➢	the misstatement did not impact earnings and thereby did not mask a change in earnings and did not change a loss into income or vice versa;
➢	the misstatement did not impact any balance sheet amounts or related components;
➢	the misstatement did not hide a failure to meet analysts’ consensus or expectations;
➢	the misstatement did not affect our compliance with regulatory requirements, loan covenants or other contractual obligations;
➢	the misstatement did not increase management’s compensation;
➢	the misstatement did not conceal an unlawful transaction;
➢

the misstatement pertained to an event (the regulatory-mandated charge-off of specific valuation allowances) that occurred effective December 31, 2011 and was extensively described and disclosed in our Form 10-Qs filed for the quarters ended December 31, 2011 and March 31, 2012;

➢

the misstatement pertained to disclosures (at December 31, 2011 and March 31, 2012) that will not be included in future filings for comparative purposes and our disclosures for the period ended June 30, 2012 will show the unpaid principal balance at its correct value;

➢

although the misstatement concerned an important component (impaired loans) of our most significant asset class (mortgage loans), we believe the disclosure related to unpaid principal balance is qualitatively less important; and

➢

the misstatement does not impact the existing disclosures related to the credit quality of our loan portfolio, in particular (i) delinquencies, (ii) charge-offs, (iii) our recorded investment in impaired loans, (iv) loan classifications; and (v) trouble debt restructurings.

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Based on a thorough assessment of the preceding factors and after evaluating the impact of the misstatement in the context of surrounding circumstances and the total mix of information, the Company has concluded that the misstatement is not material to our financial disclosures in either the quarter ended December 31, 2011 or the quarter ended March 31, 2012 and we do not believe that amendments to our Form 10-Qs need to be filed. As stated above, our June 30, 2012 disclosures will show the unpaid principal balance at its correct value.

Note 10. Fair Value, page 20

SEC Comment No. 10 – “Please tell us how you considered the adoption of ASU 2011-04, specifically the disclosures ASC 820-10-50-2E, in your estimated fair value of financial instruments disclosures beginning on page 24.”

TFS Financial Corporation Response – Our estimated fair value of financial instruments disclosures reflect the adoption of ASU 2011-04, and specifically the disclosures of ASC 820-10-50-2E. Following the table on page 24 which presents the estimated fair value of the Company’s financial instruments, is a line level, detailed discussion of the valuation techniques and inputs used by the Company to estimate fair value, and level of the fair value hierarchy within which the measurements are categorized. A description of the valuation techniques and inputs used to estimate the fair value of “Mortgage loans held for sale” had previously been presented on page 21 and was not repeated on page 24.

Fair value hierarchy levels were assigned and disclosed for each line item in accordance with the provisions of ASC 820-10-50-2(b).

There were no instances of change in valuation techniques to disclose. There was no need to address the highest and best use of a nonfinancial asset as all assets subject to the provisions of ASC 820-10-50-2E are financial assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

Controlling Our Interest Rate Risk Exposure, page 28

SEC Comment No. 11 – “We note your disclosure on page 29 that beginning in March 2012 you began offering new home equity lines of credit to qualifying existing customers for whom the draw period of their current line of credit was about to expire. Additionally, subject to certain property and credit performance conditions, you began offering those line of credit customers not approaching repayment to refinance into a new home equity line that will typically include an increase in the available line. We understand from August 13, 2010 to February 7, 2011 you were under a MOU with the OTS that required you to reduce your home equity lending and line of credit portfolio and the related unfunded commitments. Please describe in greater detail the credit qualifications for these home equity lines of credit, including whether the qualifications are stricter than the lending requirements pre-August 2010, and tell us if the underwriting standards of the new lines and refinanced lines of credit allow for interest only payments during the draw period.”

TFS Financial Corporation Response – Third Federal re-introduced home equity lines of credit in late March 2012 as a way of allowing highly qualified borrowers with current home equity lines of credit to re-apply prior to maturity of their existing line. The requirements for these

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new home equity lines of credit are more restrictive than the requirements in place prior to August 2010. Key qualification requirements under the new program are as follows:

•	Combined-Loan-To-Value limits are 80% for Ohio/Kentucky customers and 70% for Florida customers (prior programs extended to as high as 89.99%).
•	The product is not offered in any other state (prior programs were offered nationwide).
•	Income is fully verified (in prior programs income was not always fully verified).
•	The borrower is qualified using a principal and interest payment based on the current prime rate + 2.00% amortized for 20 years (prior programs qualified using the current prime rate).
•

The minimum credit score to qualify for the re-introduced home equity line of credit is 720 (prior programs targeted minimum credit scores of 680, but if an applicant’s credit score declined prior the closing date, the actual credit score may have extended below 680).

•

The term of the new home equity line of credit is a 5 year draw (interest only payment) and 20 year repayment (principal and interest). (The prior program term was a 10 year draw, interest only, followed by a 10 year repayment, principal and interest.)

Quantative and Qualitative Disclosures About Market Risk, page 60

Economic Value of Equity, page 61

SEC Comment No. 12 – “We note you use both economic value of equity (EVE) and earnings at risk (EaR) metrics to measure interest rate risk. Please address the following in your future filings with respect to your use of these models (please note that we have assigned alphabetic designations to the following items, which were presented in the SEC letter as bullet points, to facilitate correlation to our responses which are provided below):

a)	We note your disclosure of the inputs and assumptions for each model in your filings. In your future filings, discuss the similarities and differences of the inputs and assumptions of each of these models and the factors driving the similarities and differences between the two methodologies.

b)	Provide additional disclosure on the objective of each of the models and provide context as to how investors should view the output of the models in relation to other disclosures that are in the filing. For example, disclose the metrics, to which management compares the output of the EVE model, discuss any internal policies regarding limits of the output of the models, discuss management’s procedures for addressing any breaches of the internal limits for the modeled outputs, and discuss whether any breaches of the internal limits have occurred during the periods presented.

c)	For your EVE model, disclose the factors leading to the output in each of the interest rate scenarios disclosed on page 61, the effect of the current interest rate environment on the output, and whether these outputs are in line with management’s expectations.”

TFS Financial Corporation Response – Our responses are set forth below and are alphabetically correlated to the comments as listed above:

a)

Future filings will be revised to include a discussion, adjusted as necessary to reflect then-current information, similar to the following italicized example that describes the similarities and differences of the inputs and assumptions of each model used to measure

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interest rate risk, including any factors that may drive the similarities and differences between the two methodologies.

The EVE and EaR analyses are similar in that they both start with the same month end balance sheet amounts, weighted average coupon and maturity. The underlying prepayment, decay and default assumptions are also the same and they both start with the same month end ‘markets’ (Treasury and Libor yield curves, etc.). From that similar starting point, the models follow divergent paths. EVE is a stochastic model using 200 different interest rate paths to compute market value at the transaction level for each of the categories on the balance sheet whereas EaR uses the implied forward curve to compute interest income/expense at transaction level for each of the categories on the balance sheet.

b)	Future filings will be revised to include a discussion, adjusted as necessary to reflect then-current information, similar to the following italicized example that describes the objectives of each of the models and how investors might view the output of the models in relation to other disclosures in the filing.

EVE is considered as a point in time calculation with a ‘liquidation’ view of the Association where all the cash flows (including interest, principal and prepayments) are modeled through the maturity of the instrument and discounted using discount factors derived from the current market yield curves. All ‘on balance sheet’ balances do not assume any new business volume. It provides a long term view and helps to define changes in equity and duration as a result of changes in interest rates. On the other hand, EaR is based on balance sheet projections going one year forward, assumes new business volume and pricing to calculate net interest income under different interest rate environments. EaR is calculated to determine the sensitivity of net interest income under different interest rate scenarios. With each of these models specific policy limits have been established that are compared with the actual month end results. These limits have been approved by the Association’s board of directors and are used as benchmarks to evaluate and moderate interest rate risk. In the event that there is a breach of policy limits, management is responsible for taking such action, similar to those identified above (note that reference will be directed to the strategies described in the listing of items (i) to (v) on page 60 of our Form 10-Q for the quarter ended March 31, 2012), as may be necessary in order to return the Association’s interest rate risk profile to a position that is in compliance with the policy. At March 31, 2012 the IRR profile as disclosed above did not breach our internal limits.

c)	Future filings will be revised to include a discussion, adjusted as necessary to reflect then-current information, similar to the following italicized example that describes various matters related to the output of the EVE model.

Factors related to prepayment, decay and default assumptions that impact the computation of EVE were recently customized, based on the results of an independent, third party study, and prepared using the Association’s data. Use of these customized assumptions further enhanced the alignment of our EVE calculations with our risk profile. In addition to our month end modeling reports that use current month end balances and current month end interest rates, we also compute EVE using current month end balances and last month’s interest rates in order to isolate the EVE impact resulting purely from interest rate changes. These results are then reviewed and discussed by management with appropriate actions taken if deemed necessary. At March 31, 2012 the results were in line with management’s expectations.

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SEC Comment No. 13 – “We note during the second quarter you installed and implemented your new internal interest rate risk (IRR) model. We also note your disclosure on page 89 of the Fiscal 2011 Form 10-K that you had not yet, as of the filing date, determined and validated how the initial estimates of the new model will compare with estimates of your current model. Please tell us whether the results of your IRR model would have been materially different at September 30, 2011 under the new model and if so, disclose the difference.”

TFS Financial Corporation Response –In February 2011, the Association began the installation of its newly acquired asset/liability modeling (“ALM”) software by building a new account structure along with account mappings to load the balance sheet and to reconcile balances to the month end general ledger. Generic modeling assumptions were also loaded. During the next twelve months, installation and implementation was a work in progress until March 2012 when the new ALM software became our primary modeling tool. At September 30, 2011, the account structure, reconciliation to the general ledger and the use of month end market interest rates were in place for our new ALM software, however, certain key assumptions (e.g., prepayment and defaults rates) were not yet implemented. The model’s generic prepayment assumptions were used with no default factors applied. Results of an EVE comparison between the new and the old ALM software at September 30, 2011 indicated that there was -0.57% change in EVE sensitivity derived from the new ALM software when compared to results computed by the old model. The results were deemed to be not materially different.

*    *    *    *    *

The Company acknowledges that:

•	we are responsible for the adequacy and accuracy of the disclosures in the Filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or wish to receive more information with respect to any of the matters addressed in our response, please contact me at (216) 429-5363.

Sincerely,

/s/ David S. Huffman

David S. Huffman, Chief Financial Officer